[SRSY LETTERHEAD]

July 29, 2010

Via EDGAR Transmission

James O’Connor
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Delaware Group Cash Reserve File Nos. 002-60770/811-02806

Dear Mr. O’Connor:

On behalf of Delaware Group Cash Reserve (the “Registrant”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Registrant’s Post-Effective Amendment No. 56 (“PEA No. 56”) to its Registration Statement on Form N-1A that was filed on May 28, 2010 pursuant to Rule 485(a) under the Securities Act of 1933, as amended, to comply with the recent revisions of Form N-1A.  Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

1.           Comment: For each prospectus, delete the CUSIP references from the front covers.

      Response:  The requested change will be made.

2.           Comment:  In the prospectuses, revise the first three sentences of each performance section preamble so that they track verbatim the language provided in Item 4(b)(2)(i).

      Response:  The Registrant will combine these sentences into one sentence that tracks the Form N-1A instructions.

3.           Comment:  In the prospectuses, delete the fourth and fifth sentences that discuss the effect of fee waivers on Fund performance from the preambles in the performance sections.

              Response:  The Registrant believes that it would be materially misleading to exclude the statements explaining that the performance information shown in the bar chart and average annual total return table reflect expense caps in effect during the reporting period and that Fund performance would have been lower without the caps.  Moreover, because the statements are brief, concise, and clearly disclose material information, the Registrant believes these statements follow the spirit of the disclosure

James O’Connor
July 29, 2010

regime required by Form N-1A, as revised.  Accordingly, the Registrant respectfully declines to delete these sentences.

4.            Comment:  In the Class B and C prospectus, in the paragraph immediately following the bar chart, delete the last three sentences.

               Response:  These sentences explain that the bar chart and high/low information do not reflect the Class B shares’ contingent deferred sales charges while the average total return table does.  Additionally, it explains that the bar chart’s returns would be lower if they did.  The Registrant believes that this is material information because it is important for investors to understand that the imposition of the Class B shares’ sales load will affect their performance results.  For example, if such disclosure were not included, an investor reviewing the prospectus might not understand why the bar chart number for the latest fiscal year end does not match the Fund’s return before taxes for the 1-year period in the average annual total return chart.  Moreover, this disclosure does not substantially lengthen the performance section.  Accordingly, the Registrant respectfully declines to accept this comment because it believes that the information included in those sentences is material.

5.            Comment:  In the Class B and C prospectus, delete the footnote to the average annual total return table.

       Response:  The Registrant believes it is important for Class B and C shareholders to understand the effect on their average annual total returns if Fund shares are not redeemed.  Accordingly, the Registrant respectfully declines to accept this comment.

*           *           *

The Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in the PEA No. 56; (ii) Staff comments on the PEA No. 56, or changes to the PEA No. 56 in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to the PEA No. 56; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

In addition, the Registrant acknowledges that the Division of Enforcement has access to all information that the Registrant has provided to the Staff of the Division of Investment Management in its review of the PEA No. 56.

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

                                                        Sincerely yours,

                                                      /s/Jonathan M. Kopcsik
                                                     Jonathan M. Kopcsik

cc:	A.G. Ciavarelli, Esq.
Delaware Investments